As filed with the Securities and Exchange Commission on November 13, 2002

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NetIQ Corporation
(Name of Subject Company (Issuer))

NetIQ Corporation
(Name of Filing Person (Offeror))

Certain Options under NetIQ Corporation 1995 Stock Plan, Restated as of December 21, 2001,
NetIQ Corporation 2002 Stock Plan,
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
WebTrends Corporation 1997 Stock Incentive Compensation Plan and
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan
To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
Held by Eligible Option Holders
(Title of Class of Securities)

*
(CUSIP Number of Class of Securities)

Copies to:
Charles Boesenberg NetIQ Corporation 3553 North First Street San Jose, CA 95134 Tel: (408) 856-3000	William M. Kelly, Esq. Jean M. McLoughlin, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

*    There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

For Release 5:30 a.m. PST
Nov. 13, 2002

NetIQ Announces Stock Option Exchange Program for Employees

        SAN JOSE, Calif. — Nov. 13, 2002 — NetIQ Corp. (Nasdaq: NTIQ), a leading provider of Systems Management, Security Management and Web Analytics solutions, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees. All current employees are eligible except the chief executive officer, chief financial officer, chief operating officer and chief technology officer.

        Under the program, NetIQ employees will be given the opportunity to tender for cancellation stock options previously granted under NetIQ employee stock option plans for new options that are expected to be issued on a date at least six months plus one day from the date of cancellation of the tendered options. For options to purchase shares at prices of $24.00 or less, program participants will receive new options to purchase 1 share of common stock for every share subject to the option tendered. For options to purchase shares at prices greater than $24.00 and less than $30.00, program participants will receive new options to purchase 2 shares of common stock for every 3 shares subject to the options tendered. And, for options to purchase shares at prices greater than or equal to $30.00, program participants will receive new options to purchase 1 share of common stock for every 2 shares subject to options tendered. Any fractional share will be rounded down to the nearest whole share. In addition, 50% of the tendered shares recaptured as a result of the exchange ratios will be retired from the option plans, rather than being available for future re-issuance under the plans.

        “We have worked to structure this program in a manner intended to enhance shareholder value,” said Chuck Boesenberg, president and CEO of NetIQ. “Employees are the most important asset of NetIQ and key factors in helping us serve our customers and achieve our long-term goals. This program balances our need to retain and reward our employees and our obligation to be responsible to all our shareholders in a number of ways, including the retirement of 50% of the recaptured shares from our option plans.”

        Assuming that 70% of outstanding options are tendered in the offer, the incremental weighted average shares outstanding for purposes of calculating diluted earnings per share could increase as much as 2% as a result of the lower strike price of the new options. The Company further estimates that the shares removed from the plan will be approximately 2% of total shares outstanding, assuming 70% participation, resulting in lower dilution to shareholders over time.

        The exchange program has been structured to comply with Financial Accounting Standards Board Interpretation No. 44; accordingly, there will be no financial statement charges associated with this exchange. To balance shareholder interests with those of the employees, several features were adopted in addition to the variable exchange ratios. New grants will vest over five years from the original date of grant of the tendered option, substantially shortening the original 7-10 year life of the options. To enhance employee retention, vested options under the new grants will not be exercisable for a period of six months after the new grant date. The exercise price of the new options will be the greater of the stock price on the date of cancellation or the stock price on date of the new grant. As of November 12, 2002, approximately 13.8 million options to purchase common shares of NetIQ Corporation were issued and outstanding.

About NetIQ

        Founded in 1995, NetIQ Corp. (Nasdaq: NTIQ) is a leading provider of Systems Management, Security Management and Web Analytics solutions. Historically focused on the Windows management market, NetIQ now delivers cross-platform solutions that enhance business performance resulting in higher returns on infrastructure and Web investments. NetIQ products are sold across all continents directly and through a network of authorized NetIQ partners and resellers. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston, Texas; Raleigh, N.C.; Bellevue, Wash.; and Portland, Ore. For more information, please visit NetIQ’s Web site at http://www.netiq.com/ or call (888) 323-6768.

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NetIQ is a registered trademark of NetIQ Corporation in the United States and other countries. All other company and product names mentioned are trademarks or registered trademarks of their respective companies.

Contacts:
Susan Torrey, Press & Industry Analyst Relations, (713) 548-1863, susan.torrey@netiq.com
Nanci Werts, Investor Relations, (503) 294-7025 x2564, nanci.werts@netiq.com

NetIQ has not commenced the exchange offer referred to in this communication. At the time the exchange offer is commenced, NetIQ will provide option holders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Persons who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they will contain important information about the exchange offer. NetIQ will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. NetIQ’s stockholders and option holders will be able to obtain these written materials and other documents filed by NetIQ with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. NetIQ option holders may also obtain a written copy of the tender offer statement, when available, by contacting NetIQ Stock Services, 3553 North First Street, San Jose, CA 95134 (facsimile 408-856-1804)).